Exhibit 99.2
Hydrogenics Corporation
First Quarter 2008 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation
Basis of Presentation
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three months ended March 31, 2008 and updates our MD&A for fiscal 2007. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2007. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Unless the context otherwise requires, all references to “Corporation,” “Hydrogenics,” “our”, “us” and “we” refer to Hydrogenics Corporation and its subsidiaries. Additional information regarding the Corporation, including the Corporation’s Annual Information Form, which is also contained in our annaul report on form 40F, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated May 5, 2008 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
Forward-looking Statements and Risk Factors
This MD&A contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events.
In some cases, you can identify these forward-looking statements by our use of words such as “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “seeks”, “may”, “plans”, “potential”, “predicts”, “should”, “strategy” or “will”, or the negative or other variations of these words, or other comparable words or phrases. These forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. We assume that we will be able to raise additional financing as needed in the next six quarters, and that this, as well as other assumptions, may not materialize. These forward-looking statements involve risks, uncertainties and other factors that may cause our results to differ materially from those anticipated in our forward-looking statements.
These risks, uncertainties and other factors may be significant. They include risks related to our ability to raise additional capital, liquidity, revenue growth, operating results, industry, technology and products, as well as other factors discussed in our Annual Information Form and elsewhere in this MD&A. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled: “Forward-Looking Statements” in our Annual Information Form and the section entitled “Risk and Uncertainties” in the Management’s Discussion and Analysis portion of our 2007 Annual Report for a discussion of the factors that could affect our future performance. We are under no duty to update any of our forward-looking statements, other than as required by law.
Financial Overview
Revenues for the three months ended March 31, 2008 were $10.7 million, compared to $6.9 million for the corresponding period in 2007. This 56% increase is attributed to increased revenues in our OnSite Generation business unit, partially offset by lower revenues in our Power Systems and Test Systems business units due to a lower level of military revenues and the decision to wind up our Test Equipment business.
Net loss for the three months ended March 31, 2008 was $4.3 million, or ($0.05) per share, compared to $8.3 million, or ($0.09) per share, for the same period in 2007. This 48% decrease is primarily attributable to increased revenues of $3.9 million, improved gross margins of $1.0 million, decreased selling, general and administrative expenses of $2.9 million and decreased research and product development expenditures of $1.2 million.
Cash generated from operations for the three months ended March 31, 2008 was $3.1 million compared to cash utilized in operations of $9.4 million for the same period in 2007. This improvement is attributed to $3.5 million of decreased cash outflows from operations excluding working capital movements and a $9.0 million decrease in working capital requirements.

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Hydrogenics Corporation
Critical Accounting Estimates
Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2007 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2007. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary significantly from those estimates.
Recently Issued Accounting Standards
Our accounting policies used to prepare our interim consolidated financial statements for the three months ended March 31, 2008 are unchanged from those disclosed in our 2007 annual consolidated financial statements, except that they include the adoption of the standards noted below.
(i) Canadian standards
The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments — Disclosures,” and Section 3863, “Financial Instruments — Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 replaced Section 3861, “Financial Instruments – Disclosure and Presentation,” revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. We have adopted this new guidance effective January 1, 2008. While the adoption of these standards impacted disclosures provided, adoption of these standards did not have a material impact on our consolidated financial position, results of operations or cash flows.
In May 2007, the CICA issued Handbook Section 3031, “Inventories,” which replaced the existing Section 3030 “Inventories.” The standard introduced changes to the measurement and disclosure of inventory and converges with international accounting standards. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. We adopted this new guidance effective January 1, 2008. This standard did not have a material impact on our consolidated financial position, results of operations or cash flows.
(ii) U.S. standards
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. We have adopted this new guidance effective January 1, 2008. Adoption of this standard did not impact our consolidated financial position, results of operations or cash flows. For nonfinancial assets and nonfinancial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008 and we plan to adopt this guidance effective January 1, 2009. We are currently assessing the effect that this may have on our results of operations and consolidated financial position.

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Hydrogenics Corporation
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards, which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have adopted this new guidance effective January 1, 2008.
New Accounting Standards
The following changes will be adopted in the future.
(i) Canadian Standards
In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduced changes to recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.” The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. We plan to adopt this new guidance effective January 1, 2009. We are currently assessing the effect that this standard may have on our results of operations and consolidated financial position.
(ii) Convergence with International Financial Reporting Standards
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be complete by 2011.
Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ FASB and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS, and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.
As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and that this Canadian convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative, if any, on the Corporation.
(ii) U.S. standards
In December 2007, the FASB issued Statement SFAS No. 141 (revised 2007), Business Combinations, which replaces SFAS No 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the

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Hydrogenics Corporation
capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for us beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the interim period ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Results of Operations
Revenues for the three months ended March 31, 2008 were $10.7 million an increase of $3.9 million, or 56% compared to the three months ended March 31, 2007 and reflect increased revenues in our OnSite Generation business unit of $5.5 million partially offset by decreases in our Power Systems and Test Systems business units of $0.5 million and $1.1 million, respectively. The following table provides a breakdown of our revenues for the reported period:

	Three months ended
	March 31	March 31
	2008	2007

OnSite Generation	$7,313	$1,815
Power Systems	1,013	1,555
Test Systems	2,385	3,480

	$10,711	$6,850

•	OnSite Generation’s revenues for the three months ended March 31, 2008 increased primarily as a result of the resumption of production to historical levels combined with operational improvements including reduced production times, improved product standardization, enhanced manufacturing and quality processes and reduced product costs through design and supply chain improvements. Revenues for the three months ended March 31, 2008 consisted of sales of electrolyzer products to customers in industrial markets. At March 31, 2008, we had $21.0 million of confirmed orders for OnSite Generation products and services, the majority of which are anticipated to be delivered and recognized as revenue in 2008.

•	Power Systems’ revenues for the three months ended March 31, 2008 decreased primarily as a result of the absence of revenue related to our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM. Revenues from this contract are expected to resume in the second half of 2008. As at March 31, 2008, we had $8.5 million of confirmed orders for Power Systems products and services, approximately one-half of which are anticipated to be delivered and recognized as revenue in 2008.

•	Test Systems’ revenues for the three months ended March 31, 2008 decreased as a result of our decision announced during the fourth quarter of 2007 to wind up our test equipment business. Revenues from test equipment generated during the three months ended March 31, 2008 relate to deliveries and execution of contract deliverables for orders received prior to this decision being taken. The decrease in test services revenues during the three months ended March 31, 2008 is attributed to a decrease in testing services provided to one customer. Further, we anticipate that we will no longer provide testing services to this customer beginning in the third quarter of 2008. As at March 31, 2008, we had $0.1 million of confirmed orders for Test Systems products and services, which are anticipated to be delivered and recognized as revenue in 2008.
Cost of revenues for the three months ended March 31, 2008 was $8.8 million, an increase of $2.9 million from the first quarter of 2007. Expressed as a percentage of revenues, cost of revenues was 83% in the first quarter of 2008 compared to 87% for the same period in 2007. This 4% improvement can primarily be attributed to improved gross

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Hydrogenics Corporation
margins in our OnSite Generation business unit resulting from operational efficiencies. Additional cost of revenues commentary regarding each business unit is provided as follows:
•	OnSite Generation’s cost of revenues for the three months ended March 31, 2008 was $6.1 million. Expressed as a percentage of revenues, cost of revenues was 83% for the three-month period ended 31, 2008 compared to 117% for the corresponding period in 2007. This 34% improvement is primarily attributed to operational improvements noted above as well as increased overhead absorption as a result of increased revenues.

•	Power Systems’ cost of revenues for the three months ended March 31, 2007 was $0.9 million. Expressed as a percentage of revenues, cost of revenues was 88% for the three-month period ended March 31, 2008 compared to 75% for the corresponding period in 2007. This 13% increase is primarily attributed to a change in product mix compared to the corresponding period in 2007 as a result of a lower proportion of military revenue. In addition, we have been experiencing cost increases as a result of the devaluation of the U.S. dollar relative to the Canadian dollar during the past twelve months. We are curently seeking more aggressive technical, manufacturing and procurement strategies to further reduce costs while enhancing product performance.

•	Test Systems’ cost of revenues for the three months ended March 31, 2008 was $1.9 million. Expressed as a percentage of revenues, cost of revenues was 79% for the three-month period ended March 31, 2008 compared to 76% for the corresponding period in 2007. This 3% increase is primarily attributed to a reduced proportion of testing services in the first quarter of 2008 compared to the corresponding period in 2006.
Selling, general and administrative expenses (“SG&A”) were $4.1 million for the three months ended March 31, 2008, compared to $6.9 million for the corresponding period in 2007. This $2.8 million improvement in SG&A reflects the absence of a $2.1 million severance charge incurred in the first quarter of 2007 to streamline operations, as well as cost improvements resulting from all streamlining and cost reduction initiatives undertaken during 2007 in order to reduce our overall cost structure. These cost improvements were partially offset by $0.5 million of additional costs primarily as a result of a strengthening of the Canadian dollar and the Euro relative to the U.S. dollar. SG&A for the three months ended March 31, 2008 includes $0.4 million of costs related to our test equipment business which is in the process of being wound up as final sales orders were delivered during the three months ended March 31, 2008.
Research and product development expenses for the three months ended March 31, 2008 were $1.7 million, a decrease of $1.2 million or 41% compared to the first quarter of 2007. This decrease reflects a $0.7 million decrease in research and product development expenditures and a $0.4 million increase in third party research and product development funding. The decrease in research and product development expenditures is primarily attributable to our focus on developing standard products for multiple market applications in both our Power Systems and OnSite Generation business units. The increase in third party funding is primarily due to the partial deployment of several Class 1 lift trucks for purposes of long-term testing at a customer facility.
Amortization of property, plant and equipment was $0.3 million for the three months ended March 31, 2008, which is consistent with the expense incurred in the three months ended March 31, 2007.
Amortization of intangible assets was $0.1 million for the three months ended March 31, 2008, consistent with the expense incurred in the three months ended March 31, 2007.
Provincial capital tax expense was $nil for the three months ended March 31, 2008, consistent with the three months ended March 31, 2007. These changes are primarily related to estimates of provincial capital taxes payable and are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for capital tax purposes.
Interest, net was $0.3 million for the three months ended March 31, 2008 a decrease of $0.6 million compared to the three months ended March 31, 2007, the result of a decrease in cash and cash equivalents and short-term investments on hand combined with lower yields on underlying investments.

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Hydrogenics Corporation
Foreign currency losses for the three months ended March 31, 2008 were $0.3 million compared to foreign currency gains of less than $0.1 million in the three months ended March 31, 2007. This change is attributable to holding fewer Canadian dollar investments relative to the total investment portfolio during a period of a strengthening Canadian dollar relative to the U.S. dollar as compared to the corresponding period of the previous year. In addition, our foreign currency losses include losses incurred as a result of the execution of several U.S. dollar denominated contracts in our European based operations where we have experienced a strengthening of the Euro relative to the U.S. dollar as compared to the corresponding period of 2007.
Income tax expense for the three months ended March 31, 2008 was $nil, consistent with the three months ended March 31, 2007.
Net loss for the three months ended March 31, 2008 was $4.3 million compared to $8.3 million in the three months ended March 31, 2007. Net loss for the three months ended March 31, 2008 by segment was as follows: Power Systems $2.3 million; Corporate & Other $2.1 million; partially offset by $0.1 million of net income in the OnSite Generation business segment and $0.1 million of net income in the Test Systems business segment. Additional net loss commentary for the three months ended March 31, 2008 is as follows:
•	OnSite Generation generated net income of $0.1 million for the three months ended March 31, 2008 compared to a net loss of $2.3 million for the three months ended March 31, 2007. This improvement is primarily attributed to increased revenues and gross margins.

•	Power Systems incurred a net loss for the three months ended March 31, 2008 of $2.3 million compared to a net loss of $4.3 million for the three months ended March 31, 2007. This reduction in net loss is primarily related to the absence of a one time charge reflecting a majority of the $2.1 million severance charge incurred in the first quarter of 2007 in connection with our streamlining initiatives. Many of the cost improvements initiatives as a result of our streamlining undertaken during 2007 have been offset by decreased revenues of $0.5 million, decreased gross margins of $0.2 million and $0.2 million of negative impacts of an increase in the value of the Canadian dollar and the Euro relative to the U.S. dollar as compared to the corresponding period of 2007.

•	Test Systems generated net income of $0.1 million for the three months ended March 31, 2008, compared to a net loss of $0.2 million for the three months ended March 31, 2007. This improvement is primarily related to the decision to wind up our test equipment business. Revenues from test equipment generated during the three months ended March 31, 2008 relate to deliveries and execution of contract deliverables for orders received prior to this decision being taken.

•	Corporate & Other incurred a net loss of $2.4 million for the three months ended March 31, 2008 compared to a $1.5 million net loss for the three months ended March 31, 2007. This $0.9 million increase in net loss is primarily attributed to: (i) a foreign currency loss of $0.5 million incurred during the three months ended March 31, 2008 compared to a foreign currency gain incurred during the corresponding period of 2007; and (ii) a $0.6 million decrease in interest income; partially offset by; (iii) $0.2 million of reduced operating costs as a result of streamlining initiatives undertaken during 2007.
Net loss per share for the three months ended March 31, 2008 was $0.05, compared to $0.09 for the three months ended March 31, 2007. Options granted under our stock option plan have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.
Weighted average number of shares outstanding for the three months ended March 31, 2007 was 91,765,689 (three months ended March 31, 2007 — 91,896,363). The number of common shares outstanding as at March 31, 2008 was 91,765,686 (March 31, 2007 — 91,765,691). Stock options outstanding as at March 31, 2008 were 7,509,838 (March 31, 2007 -7,973,398) of which 4,295,029 were exercisable (March 31,
2007 — 1,285,857).

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Hydrogenics Corporation
Financial Condition, Liquidity and Capital Resources
Cash and cash equivalents, restricted cash and short-term investments were $33.1 million as at March 31, 2008, an increase of $2.6 million from December 31, 2007. This increase is attributable to $3.9 million of net losses (excluding non-cash items), $0.3 million of investing outflows excluding movements in short-term investments, $0.2 million of financing outflows, offset by a $7.0 million decrease in non-cash working capital.
Cash and cash equivalents generated in operating activities for the three months ended March 31, 2008 were $3.1 million. Cash and cash equivalents used in operating activities during the three months ended March 31, 2007 were $9.4 million. This $12.5 million improvement is attributed to a $3.5 million decrease in loss from operations before amortization and a $9.0 million decrease in non-cash working capital.
Cash and cash equivalents used in investing activities excluding movements in short-term investments and restricted cash for the three months ended March 31, 2008 were $0.3 million. Cash and cash equivalents used in investing activities for the three months ended March 31, 2007 were $0.2 million. This $0.1 million increase was primarily the result of an increase in capital expenditures compared to the corresponding period in 2007.
Cash and cash equivalents used in financing activities for the three months ended March 31, 2008 were $0.2 million. Cash and cash equivalents generated by financing activities for the three months ended March 31, 2007 were $0.3 million. This change is primarily the result of the drawdown during the three months ended March 31, 2008 of deferred research and product development grants received during the three months ended March 31, 2007.
We anticipate using our funds to develop and commercialize products primarily for near-term fuel cell and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on R&D efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months based on the current business plan. However, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.
The “Liquidity and Capital Resources” section above contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the section entitled “Forward-looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.
Credit Facilities
We have $13.6 million in lines of credit available to us for operating purposes, $7.0 million of which is available to us for letters of credit. In addition we have restricted cash of $6.1 million pledged as collateral for letters of credit for a total availability of $13.1 million for letters of credit. Letters of credit aggregating $10.2 million were issued against these lines of credit and restricted cash at March 31, 2008. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.
Contingent Off-balance Sheet Arrangements and Contractual Obligations
We enter into repayable contribution and other research and product development arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we have received our total eligible amount totaling $13.0 million (December 31,
2007 — $13.4 million) toward agreed upon research and development project costs. In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $25.6 million in revenues from these technologies has been recognized and a repayable amount of $0.1 million has been reflected in our accounts. These arrangements will expire in stages between November 30, 2009 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

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Hydrogenics Corporation
There has been no change to our contractual obligations, which are outlined in the MD&A contained in our 2007 Annual Report.
Outlook
This “Outlook” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-looking Statements on page 1 and the section entitled “Risks and Uncertainties” on page 12 of our 2007 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.
During 2007, we undertook two rounds of restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. A significant component of these restructuring and streamlining initiatives involved workforce reductions across all business units. The associated workforce reductions in 2007 are anticipated to represent approximately $9.2 million of annualized cost savings. In addition to the streamlining activities noted above, on November 7, 2007, the Board of Directors of the Corporation approved plans to wind up our fuel cell test products design, development and manufacturing business due to lower than planned gross margin and growth prospects and not achieving certain operating targets. We anticipate that the wind up will take up to two years to complete from the date of the annoucement as we will be required to incur costs related to severance, facility closure and warranty obligations.
During 2008, and for the next several years, we anticipate we will continue to benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation and programs worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications. We also anticipate that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
Additional outlook commentary regarding each business unit is provided below:
Our strategy for our OnSite Generation business unit is to increase revenues from industrial hydrogen markets while pursuing opportunities in renewable energy markets and transportation. We anticipate that the continued development of products will position us to increase revenues in the industrial market and offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large-scale renewable installations increases. Our strategy for our Power Systems business unit is to sell into early adopting markets as our products become more cost competitive with incumbent technologies. We believe there are near-term sales opportunities in the AC and DC backup power markets and light mobility markets as well as various military markets. Our strategy for our Test Systems business unit is to continue to effect an orderly wind up of our fuel cell test products design, development and manufacturing business in accordance with our desire to focus our resources on our OnSite Generation and Power Systems business segments. Further, we anticipate that we will no longer provide testing services beginning in the third quarter of 2008.
We expect that in 2008 our gross margin will benefit from operational efficiencies in our OnSite Generation business unit but remain low relative to historical levels. We expect this will occur as a result of: (i) the time necessary to introduce new products; (ii) the time for our Power Systems products to enter commercial markets; and (iii) our ability to improve operational efficiencies across all business units. At the same time, we are aiming to improve our gross margin by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in selling, general and administrative areas to address near-term market opportunities and we expect that research and product development costs will increase in the future to support product development initiatives as we commercialize products, in our OnSite Generation and Power Systems business units. We expect that our level of capital expenditures will remain consistent from 2007 in the near future.

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Hydrogenics Corporation
Selected Quarterly Financial Data (Unaudited)
The following table provides summary financial data for our last eight quarters:

Expressed in thousands
except per share	Quarter ended
amounts and number of	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30
shares	2008	2007	2007	2007	2007	2006	2006	2006

Revenues	$10,711	$11,051	$10,624	$9,465	$6,850	$9,547	$9,000	$5,376

Net Loss	(4,322)	(9,497)	(6,478)	(3,787)	(8,306)	(22,069)	(90,732)	(9,626)

Net Loss Per Share (Basic & Fully Diluted)	(0.05)	(0.10)	(0.07)	(0.04)	(0.09)	(0.23)	(0.99)	(0.11)

Weighted Average Common Shares Outstanding	91,896,689	91,765,691	91,765,691	91,765,691	91,896,363	91,916,466	91,858,314	91,781,393

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